U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Appointment of Directors, Officers, and Members of Committees

Effective August 2, 2022, the board of directors of AnPac Bio-Medical Science Co., Ltd. (the “Company”) appointed Jiawen Kang as a member of the board of directors of the Company (the “Board”) and a member of the Audit Committee and Nominating Committee.

Effective August 2, 2022, the Company appointed Yuyang Cui as (a) Co-Chairman of the Board and (b) Co-Chief Executive Officer of the Company.

As previously reported, on July 14, 2022, written resolutions was passed by a majority of the votes of all shareholders entitled to vote at a general meeting authorizing, among others, (1) the removal of Aidong Chen and Sheng Liu as members of the Board; (2) the removal of Aidong Chen as Co-Chairman of the Board and Co-Chief Executive Officer of the Company; and (3) the re-designation of Chris Chang Yu as Chief Executive Officer of the Company and Chairman of the Board.

As a Co-CEO of the Company, Yuyang Cui is primarily responsible for (i) searching and presenting potential business opportunities to the Board and introducing the opportunities to the Company and (ii) capital market strategy and related activities; and Chris Chang Yu, as Co-CEO, is primarily responsible for the general operation of the Company and all related businesses except for hands-on new business search and capital market operations.

The Company published a press release announcing the matters disclosed in this report. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Co-Chairman of the Board of Directors and Co-Chief Executive Officer

Dated: August 5, 2022